November 2, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Mail Stop 4561
Washington, DC 20549
Attention:  Kathleen Collins, Accounting Branch Chief, Office of Information Technologies and Services

Re:      Perficient, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 3, 2016
File No. 001-15169

Dear Ms. Collins:

 We are in receipt of your comment letter dated October 19, 2016, regarding the Annual Report on Form 10-K for the year ended December 31, 2015, for Perficient, Inc. (the “Company”), filed with the Securities and Exchange Commission (the “Commission” or “SEC”) on March 3, 2016.  We have set forth below in bold the Staff’s comment in the comment letter followed by our response.

Item 1. Business, page 1

1. We note your statement in your 2015 Q4 earnings call that your January bookings are driving the largest backlog you have ever had and are giving you the strongest start in years. We also note your statement in your 2016 Q2 earnings call that bookings remain strong and your backlog remains sound in relation to the discussion of your largest client temporarily pausing some of your projects. Please tell us your consideration of disclosing the total amount of backlog, together with the portion thereof not reasonably expected to be filled within the current fiscal year. We refer you to Item 101(c)(1)(viii) of Regulation S-K.

Response:  Item 101(c)(1)(viii) of Regulation S-K requires disclosure of, “The dollar amount of backlog orders believed to be firm, as of a recent date and as of a comparable date in the preceding fiscal year, together with an indication of the portion thereof not reasonably expected to be filled within the current fiscal year, and seasonal or other material aspects of the backlog.”

While we discuss bookings from time to time in our earnings calls in order to provide preliminary information regarding business volume trends, due to the cancellable and unpredictable nature of these contracts, we do not believe it is appropriate to characterize these bookings as firm backlog orders.

For example, as disclosed in the Risk Factors in our most recent Form 10-K, many of our services contracts typically permit our client to terminate the contract with as little as 10 days’ prior notice. The client is also able under the terms of our standard services contract to curtail the services requested. A client may terminate the contract or curtail services for a variety of reasons, many of which are outside of the Company’s control, such as a business decision of our client as a result of macroeconomic or political conditions unrelated to our business, or the client’s response to general market conditions, or changes in the client’s budget which impact the level or provision of our services. Additionally, a client could attempt to renegotiate the terms of its contract to be less favorable to the Company. When contracts are terminated or not renewed, or the requested service level is reduced, our anticipated revenue never materializes into actual revenue. We have experienced changes in expected revenue in a particular period as a result of delays in requested services as well as the unanticipated termination of services contracts, each of which is indicative of the preliminary nature of the backlog information. For these reasons, the Company does not believe it should include a discussion of backlog in its business description.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 20

2. Please explain the significant amount of cash held in China. In this regard, we note that approximately 75% of your total cash and cash equivalents at December 31, 2015 was held by your Chinese subsidiary; however, we further note that historically over 98% of your revenues were derived from the U.S. In addition, please describe any limitations imposed by PRC regulations that may restrict the movement of cash out of China. Also, tell us how you considered including a similar explanation in your liquidity disclosures along with a discussion of the tax impact should you need to repatriate such funds. We refer you Item 303(a) of Regulation S-K and Section IV.B.1. of SEC Release 33-8350.

Response:   As of December 31, 2015, approximately $6.6 million of our $8.8 million total cash and cash equivalents were held by the Company’s Chinese operations. Since acquisition of our Chinese subsidiary in 2007, cash has accumulated from the profitable results of our Chinese operations. We have been able to fund our liquidity needs outside of China primarily through cash flows generated by domestic operations and our credit facility, such that repatriation of cash held in China has not been, and is not expected to be, necessary. Additionally, we continually evaluate opportunities to expand our Chinese operations through additional investment, acquisition, or a proactive shift to a higher mix of Chinese resources, and the cash held in China would be used to fund such growth. As a result, we consider cash held in China to be indefinitely reinvested and have no intention, or need, to repatriate this cash.

The payment of dividends by entities organized in China is subject to limitations. In particular, the regulations of the People’s Republic of China (PRC) currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our Chinese subsidiary also is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to a statutory surplus reserve fund until the accumulative amount of such reserve reaches 50% of registered capital. These reserves, which are not considered to be material to the Company, are not distributable as cash dividends. In addition, our Chinese subsidiary, at its discretion, may allocate a portion of its after-tax profit to its staff welfare and bonus fund, which may not be distributed to equity owners except in the event of liquidation.

In our most recent Form 10-K, we disclosed the amount of cash held in China, along with a statement that we considered that cash to be indefinitely reinvested and had no intention of repatriating it in the foreseeable future. In future annual filings, beginning with our Form 10-K for the year ended December 31, 2016, we will expand our disclosure along the following lines:

“Of the total cash and cash equivalents reported on the consolidated balance sheet as of December 31, 2015 of $8.8 million, approximately $6.6 million was held by the Company’s Chinese operations and is considered to be indefinitely reinvested in those operations. The Company is able to fund its liquidity needs outside of China, primarily through cash flows generated by domestic operations and our credit facility. Therefore, the Company has no intention of repatriating cash from its Chinese operations in the foreseeable future. However, if these funds were repatriated, the amount remitted would be subject to U.S. income taxes and income and withholding taxes applicable under the laws of the People’s Republic of China. As of December 31, 2015, the estimated tax impact of repatriation would have been approximately $1.6 million.”

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 10. Income Taxes, page 38

3. Please tell us the amount of any undistributed foreign earnings that are considered permanently reinvested. Also, tell us how you considered disclosing this information along with the amount of unrecognized deferred tax liability associated with such earnings. Refer to ASC 740-30-50-2.

Response: In previous filings, in evaluating the disclosure referred to in ASC 740-30-50-2, we gave consideration to the significance of the amounts, and to the meaningfulness and relevance of the disclosures in light of our plans in China and domestically. Regardless, consistent with ASC 740-30-50-2, in future annual filings, beginning with our Form 10-K for the year ended December 31, 2016, we will provide enhanced disclosure in our Income Taxes Footnote along the following lines:

“Foreign unremitted earnings of entities not included in the United States tax return have been included in the consolidated financial statements without giving effect to the United States taxes that may be payable on distribution to the United States because it is not anticipated such earnings will be remitted to the United States. Under current applicable tax laws, if the Company elects to remit some or all of the funds it has designated as indefinitely reinvested outside the United States, the amount remitted would be subject to United States income taxes and applicable non-U.S. income and withholding taxes. Such earnings would also become taxable upon the sale or liquidation of these subsidiaries or upon remittance of dividends. As of December 31, 2015, the aggregate unremitted earnings of the Company’s foreign subsidiaries for which a deferred income tax liability has not been recorded was approximately $7.2 million, and the unrecognized deferred tax liability on unremitted earnings was approximately $1.6 million.”

The Company hereby acknowledges that: (i) the Company and its management are responsible for the accuracy and adequacy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing should address your comments.   If you have any questions about, or would like further information concerning, the response set forth above, please contact the undersigned.  Thank you.

Very truly yours,

PERFICIENT, INC.

By: /s/ Paul E. Martin
Paul E. Martin
Chief Financial Officer

cc: Michele C. Kloeppel, Esq.

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